UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13D-101)

Under the Securities Exchange Act of 1934

(Amendment No. 17)*

OPKO Health, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68375N103

(CUSIP Number)

Kate Inman

General Counsel, Secretary

OPKO Health, Inc.

4400 Biscayne Boulevard

Miami, Florida 33137

Telephone: (305) 575-4138

(Name, address and telephone number of person authorized to receive notices and communications)

February 28, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375N103	Schedule 13D	PAGE 2 of 9

1	NAME OF REPORTING PERSONS The Frost Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 20,091,062 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 20,091,062 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,091,062 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68375N103	Schedule 13D	PAGE 3 of 9

1	NAME OF REPORTING PERSONS Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,234,443 Shares*
	8	SHARED VOTING POWER 20,091,062 Shares
	9	SOLE DISPOSITIVE POWER 169,234,443 Shares
	10	SHARED DISPOSITIVE POWER 20,091,062 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,325,505 Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON OO

*

Includes approximately 5,000,000 shares of Common Stock underlying $25,000,000 of the Company’s 5% Convertible Promissory Notes (the “Notes”), which Notes were issued on February 27, 2018 and mature on February 27, 2027 and may be redeemed at any time prior to maturity upon 30 days’ notice at a conversion price of $5.00, subject to adjustment. If the holder elects to convert the Notes, the note holder would receive 200 shares of the Company’s Common Stock per $1,000 of principal amount of Notes.

CUSIP No. 68375N103	Schedule 13D	PAGE 4 of 9

1	NAME OF REPORTING PERSONS Frost Nevada Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,435,177 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 25,435,177 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,435,177 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 68375N103	Schedule 13D	PAGE 5 of 9

1	NAME OF REPORTING PERSONS Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 199,163,571 Shares*
	8	SHARED VOTING POWER 22,942,892 Shares**
	9	SOLE DISPOSITIVE POWER 199,163,571 Shares*
	10	SHARED DISPOSITIVE POWER 22,942,892 Shares**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,106,463 Shares***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.7%
14	TYPE OF REPORTING PERSON IN

*

Includes (i) 3,068,951 shares of Common Stock held individually by Dr. Frost; (ii) 25,435,177 shares of Common Stock held by Frost Nevada, which is controlled by Dr. Frost as sole trustee; (iii) options to acquire 1,425,000 shares of Common Stock, which are exercisable within 60 days; and (iv) 169,234,443 shares of Common Stock held by Gamma Trust, which is controlled by Dr. Frost as sole trustee.

**

Includes (i) 2,851,830 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, and (ii) 20,091,062 shares of Common Stock held by Frost Group.

***

Includes (i) 3,068,951 shares of Common Stock held individually by Dr. Frost; (ii) 25,435,177 shares of Common Stock held by Frost Nevada, which is controlled by Dr. Frost as sole trustee; (iii) options to acquire 1,425,000 shares of Common Stock, which are exercisable within 60 days; (iv) 169,234,443 shares of Common Stock held by Gamma Trust, which is controlled by Dr. Frost as sole trustee; (v) 2,851,830 shares of Common Stock held by the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife; and (vi) 20,091,062 shares of Common Stock held by Frost Group.

CUSIP No. 68375N103	Schedule 13D	PAGE 6 of 9

This Amendment No. 17 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on April 6, 2007, as amended by Amendment No. 2 to the Schedule 13D filed on August 2, 2007, as amended by Amendment No. 3 to the Schedule 13D filed on February 14, 2008, as amended by Amendment No. 4 to Schedule 13D filed on August 21, 2008, as amended by Amendment No. 5 to the Schedule 13D filed on February 26, 2009, as amended by Amendment No. 6 to the Schedule 13D filed on March 19, 2009, as amended by Amendment No. 7 to the Schedule 13D filed on October 1, 2009, as amended by Amendment No. 8 to the Schedule 13D filed on March 28, 2011, as amended by Amendment No. 9 to the Schedule 13D filed on October 24, 2011, as amended by Amendment No. 10 to the Schedule 13D filed on October 11, 2012, as amended by Amendment No. 11 to the Schedule 13D filed on March 21, 2013, as amended by Amendment No. 12 to the Schedule 13D filed on September 16, 2013, as amended by Amendment No. 13 to the Schedule 13D filed on February 17, 2015, as amended by Amendment No. 14 to the Schedule 13D filed on December 18, 2015, as amended by Amendment No. 15 to Schedule 13D filed on September 20, 2017, and as amended by Amendment No. 16 to Schedule 13D filed on November 20, 2018 (collectively, the “Original Schedule 13D”), by The Frost Group, LLC (“Frost Group”), Frost Gamma Investments Trust (“Gamma Trust”), Frost Nevada Investments Trust (“Frost Nevada”), and Phillip Frost, M.D. (“Dr. Frost”). This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed on the cover pages to this Amendment. The Joint Filing Agreement, filed as Exhibit 1 to Amendment No. 15 to the Schedule 13D filed on September 20, 2017, is hereby incorporated by this reference.

ITEM 2. Identity and Background

The final paragraph of Item 2 is hereby deleted and replaced in its entirety with the following:

Neither of the Reporting Persons, except as described below, has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), or was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting activity subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years. Dr. Frost is a citizen of the United States.

On December 27, 2018, Dr. Frost and the Gamma Trust entered into a settlement agreement with the Securities and Exchange Commission (“SEC”), which was approved by the court on January 10, 2019, to resolve an action brought by the SEC against Dr. Frost, the Gamma Trust, and others, in SEC v. Honig et al., 18 Civ. 08175 (S.D.N.Y.). Without admitting or denying the SEC’s allegations, Dr. Frost agreed to injunctions from violations of the Sections 5(a), 5(c), and 17(a)(2) of the Securities Act of 1933 and Section 13(d) of the Securities Exchange Act of 1934 and Rule 13d-1(a) thereunder; approximately $5.5 million in penalty, disgorgement, and prejudgment interest; and a prohibition, with certain exceptions, from trading in penny stocks. Without admitting or denying the SEC’s allegations, the Gamma Trust agreed to injunctions from violations of Section 17(a)(2) of the Securities Act of 1933; and a prohibition, with certain exceptions, from trading in penny stocks.

ITEM 3. Source and Amount of Funds or Other Consideration.

No Change.

ITEM 4. Purpose of Transaction.

No change.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is deleted in its entirety and replaced with the following text:

(a)-(b) Frost Group beneficially owns 20,091,062 shares of Common Stock. The 20,091,062 shares of Common Stock beneficially owned by Frost Group constitute approximately 3.3% of the Company’s outstanding shares of Common Stock, based upon 615,600,775 shares of Common Stock outstanding as of February 15, 2019 as reported by the Issuer on their Annual Report on Form 10-K, for the year ended December 31, 2018.

CUSIP No. 68375N103	Schedule 13D	PAGE 7 of 9

Gamma Trust directly beneficially owns 169,234,443 shares of Common Stock, which includes approximately 5,000,000 shares of Common Stock underlying $25,000,000 of the Issuer’s 5% Convertible Promissory Notes (the “Notes”), which Notes were issued on February 27, 2018 and mature on February 27, 2027 and may be redeemed at any time prior to maturity upon 30 days’ notice at a conversion price of $5.00, subject to adjustment. Also, Gamma Trust, as the controlling member of Frost Group, may be deemed to beneficially own the 20,091,062 shares of Common Stock beneficially owned by Frost Group. The 189,325,505 total shares of Common Stock beneficially owned by Gamma Trust constitute 30.5% of the Company’s outstanding shares of Common Stock, based upon 615,600,775 shares of Common Stock outstanding as of February 15, 2019 as reported by the Issuer on their Annual Report on Form 10-K, for the year ended December 31, 2018. Dr. Frost is the sole trustee of Gamma Trust and holds sole voting and dispositive power with respect to 169,234,443 shares of Common Stock. Gamma Trust has shared voting and dispositive power with respect to the 20,091,062 shares of Common Stock owned by Frost Group.

Frost Nevada directly beneficially owns 25,435,177 shares of Common Stock. The 25,435,177 total shares of Common Stock beneficially owned by Frost Nevada constitute 4.1% of the Company’s outstanding shares of Common Stock, based upon 615,600,775 shares of Common Stock outstanding as of February 15, 2019 as reported by the Issuer on their Annual Report on Form 10-K, for the year ended December 31, 2018. Dr. Frost is the sole trustee of Frost Nevada and holds sole voting and dispositive power with respect to 25,435,177 shares of Common Stock.

In addition, the Phillip and Patricia Frost Philanthropic Foundation, Inc., which is controlled by Dr. Frost and his wife, owns 2,851,830 shares of Common Stock. Dr. Frost, as the sole trustee of Gamma Trust, which is the controlling member of Frost Group, may be deemed to beneficially own the 20,091,062 shares of Common Stock beneficially owned by Frost Group and the 169,234,443 shares of Common Stock beneficially owned by Gamma Trust. Dr. Frost, as the sole trustee of Frost Nevada may be deemed to beneficially own the 25,435,177 shares of Common Stock beneficially owned by Frost Nevada. The 222,106,463 shares of Common Stock beneficially owned by Dr. Frost constitute 35.7% of the Company’s outstanding shares of Common Stock, based upon 615,600,775 shares of Common Stock outstanding as of February 15, 2019 as reported by the Issuer on their Annual Report on Form 10-K, for the year ended December 31, 2018. Dr. Frost, as sole trustee of Gamma Trust, has sole voting and dispositive power over 169,234,443 shares of Common Stock. Dr. Frost, as sole trustee of Frost Nevada, has sole voting and dispositive power over 25,435,177 shares of Common Stock. Dr. Frost has shared voting and dispositive power with respect to 20,091,062 shares of Common Stock owned by Frost Group and 2,851,830 shares of Common Stock owned by the Phillip and Patricia Frost Philanthropic Foundation, Inc. Dr. Frost individually owns 3,068,951 shares of Common Stock and options to acquire 1,425,000 shares of Common Stock, which are exercisable within 60 days, and has sole voting and dispositive power over each.

(c) Except as provided below, in the last 60 days prior to the filing of this Amendment No. 17, the Frost Group, Gamma Trust, and Dr. Frost have not effected any transactions in the shares of Common Stock.

In the 60 days preceding the filing of this Amendment No. 17, Frost Nevada has acquired shares of common stock of the Company in the open market, as set forth in the table below:

Date	Shares of Common Stock	Aggregate Purchase Price	Weighted Average Price Per Share
February 28, 2019	200,000	$496,000	$2.48
March 6, 2019	50,000	$128,500	$2.57
March 14, 2019	250,000	$612,500	$2.45

Except as described herein, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company beneficially owned by them.

CUSIP No. 68375N103	Schedule 13D	PAGE 8 of 9

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

ITEM 7. Materials to be Filed as Exhibits.

No change.

CUSIP No. 68375N103	Schedule 13D	PAGE 9 of 9

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Frost Group, LLC

	By:	Frost Gamma Investments Trust, Principal Member

Dated: March 20, 2019	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Sole Trustee

Frost Gamma Investments Trust

Dated: March 20, 2019	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Sole Trustee

Frost Nevada Investments Trust

Dated: March 20, 2019	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Sole Trustee

Dated: March 20, 2019	By:	/s/ Phillip Frost, M.D.
	Name:	Phillip Frost, M.D.
	Title:	Phillip Frost, M.D., Individually